

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

<u>Via U.S. Mail and Facsimile (604) 681-8039</u>

Mr. Stewart Wallis
Chief Executive Officer and President
Crosshair Exploration & Mining Corp.
Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
Canada

> **Re: Crosshair Exploration & Mining Corp.**
> **Annual Report on Form 20-F for the Fiscal Year Ended April 30, 2010**
> **Filed July 30, 2010**
> **Report on Form 6-K**
> **Filed January 25, 2011**
> **File No. 1-33439**

Dear Mr. Wallis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year ended April 30, 2010

Operating and Financial Review and Prospects, page 38

General

1. We note that management does not discuss the effect of the property terminations, cited on page 16, on your financial condition and results of operations. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Overview, page 38

2. We believe the "Overview" could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. For example, a brief overview of the company's net losses along with its outstanding debt would appear to be beneficial to investors. For a more detailed discussion of what is expected please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Instruction 5 to Item 5 of Form 20-F.

Operating Results, page 39

3. You sometimes refer to two or more sources as components that contributed to a material change. For example, you state at page 40 that wages and salaries decreased by 52% due to "on-going expenditure reductions partially offset by a reduction in support for exploration related activities and a lower staff compliment." Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 42

Liquidity – April 30, 2010, April 30, 2009 and April 30, 2008, page 42

4. We note your disclosures with respect to fiscal years 2010 and 2009 but no reference to fiscal year 2008. Please advise.

Capital Resources, page 42

5. Please disclose information regarding your material commitments for capital expenditures as of the end of the latest fiscal year, an indication of the general purpose of such commitments, and the anticipated sources of funds needed to fulfill such commitments, in accordance with Item 5(B)(3) of Form 20-F.

Directors Senior Management and Employees, page 43

Compensation, page 46

6. Please disclose the material terms of the employment agreement with C. Stewart Wallis when he was appointed President in March 31, 2009. We note that you disclose only the terms of the consulting agreement with Mr. Wallis and Sundance Geological Ltd. from March 1, 2010.

7. Please confirm whether the monthly fees for Adam Kniec's services as CFO remain unchanged. We note your disclosures at page 48 that the consulting agreement with ArkOrion Enterprises Inc. provides for a review of the fees on a six month basis.

Employees, page 57

8. We note your statement that you did not have any full time or temporary employees during the fiscal year ended April 30, 2010. Please also indicate the number of any other employees, such as part time, for this period. Refer to Item 6.D of Form 20-F.

Engineering Comment

Form 6-K, filed January 25, 2011

9. We have reviewed Exhibit 99.1 and note your mineral resource disclosure. We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7. However, all resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101 or be removed from your filings.   Based on our understanding of that regulation, mineral resources have the requirement for reasonable prospects of economic extraction and all the assumptions developed by your "Qualified Person" must be presented explicitly in all your public and technical reports. Your resources are delimited using a series of cutoff grades to segregate your resources, but no distinction is made between your economic resources and ordinary mineralization. Please disclose the economic cutoff grade used to delimit your resource estimates, along with your assumed mining/processing methods and costs. With this revision, please disclose the analysis and all relevant factors that substantiate your cutoff grades used are based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes and recovery, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Alternatively, if your resource estimates are not based on economic cutoffs, please remove the resource estimates from your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, mining engineer, at (202) 551-3718 if you have questions regarding the engineering comment. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director